GulfMark Offshore Reports
Fourth Quarter 2004 Results

     HOUSTON - March 31, 2005 - GulfMark Offshore, Inc. (Nasdaq:GMRK) today announced net income of $8.9 million, or $0.44 per diluted share, on revenue of $41.4 million for the quarter ended December 31, 2004. This compares to net income of $1.0 million, or $0.05 per diluted share for the quarter ended December 31, 2003, on revenue of $34.2 million. The fourth quarter 2004 results include an income tax benefit of $4.8 million, or $0.24 per diluted share resulting mainly from the release of deferred tax liabilities related to a tax audit.

     For the year ended December 31, 2004, the reported net loss was $4.6 million, or $0.24 per share (diluted), on revenue of $139.3 million. Reported results include the following adverse effects: $7.3 million, tax effected, or $0.37 per share (diluted), for the cumulative effect of the accounting change from capitalizing and amortizing drydock costs to expensing the costs as incurred, effective January 1, 2004; $1.9 million, or $0.10 per share (diluted), net increase of actual drydock costs in 2004 compared to the drydock amortization in 2004; and $4.3 million, tax effected, or $0.22 per share, from the third quarter 2004 debt refinancing costs incurred in connection with the redemption of the Company's $130 million Senior Notes. Partially offsetting these costs was an income tax benefit resulting from the release of deferred tax liabilities in the North Sea operations of $5.6 million, or $0.28 per share (diluted). Operating income for the year ended December 31, 2004 was $15.9 million compared to $14.7 million for the year ended December 31, 2003. The previously reported amounts reflected the capitalized and amortized drydock costs.

     Reflecting on the results for the year and the fourth quarter, Bruce Streeter, President and COO of the Company said, "The fourth quarter was strong and given the market conditions in the first half of the year, we certainly ended up better than expected. There were several financial adjustments made during the year that impacted our financial results: debt refinancing costs; tax benefits from confirmation of the tonnage tax provisions in the North Sea; and changes related to how we account for drydocks being the most significant. The key, however, to looking at GulfMark's fourth quarter and full year results for 2004 is to put in perspective the significant market improvement in the latter stages of the year, coupled with the consistent performance in Southeast Asia and Brazil during 2004. The fourth quarter built on the strengthening market conditions in the North Sea that first appeared during the third quarter. The level of exposure we had to the 'spot', or short term market, meant that the significant improvement in vessel demand was not fully reflected in utilization, but provided significant revenue increases. October and December were stronger months, but November was the single best month since September of 2002."

     Operating income of $7.3 million in the fourth quarter of 2004 was $2.8 million higher than the fourth quarter of 2003. The increase in operating income over the fourth quarter of 2003 was mainly due to increased revenue of $7.3 million or 21% to $41.4 million, our highest quarter ever. Offsetting this increase in revenue was an increase in expenses primarily due to additional increase in professional fees largely related to Sarbanes Oxley implementation and increases in exchange rates.

     At December 31, 2004, GulfMark had working capital of $8.9 million, including $17.5 million in cash. On December 8, 2004, we announced the acquisition of the Waveney Citadel, a 2003 built UT775L design PSV which we had previously managed. We have renamed the vessel the Highland Citadel. The purchase price for

GulfMark Offshore, Inc.
Press Release
March 31, 2005

the vessel was approximately $18 million. The acquisition was funded from cash on hand and our credit facilities. On December 23, 2004, we entered into an acquisition credit facility for a $50 million Senior Secured Revolving Credit Facility of which $8 million is currently outstanding. At December 31, 2004, the $100 million credit facility had a total of $8 million reduction to the maximum availability resulting in $92 million of borrowing capacity and $92 million drawn.

     GulfMark will hold a conference call to discuss the earnings with analysts, investors and other interested parties at 10:00 A.M. EST/9:00A.M. CST on Thursday, March 31, 2005. Those interested in participating in the conference call should call 800/473-8796 (816/650-0765, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.vcall.com. A telephonic replay of the conference call will be available for 4 days, starting approximately 1 hour after the completion of the call, and can be accessed by dialing 800/252-6030 (international calls should use 402/220-2491) and entering access code 40068776.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-four (54) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact:             Edward A. Guthrie, Executive Vice President
                             E-mail: Ed.Guthrie@GulfMark.com
                             (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
March 31, 2005

OPERATING RESULTS
(in 000's except per share amounts)
	Three Months Ended December 31,		Twelve Months Ended December 31,
	----------------------------------------------		---------------------------------------------
	2004	2003	2004	2003
	-----------------	------------------	----------------	-------------------
Revenues	$41,424	$34,156	$139,312	$129,900
Direct operating expenses	19,252	18,822	71,239	69,836
Drydock expenses	2,693	-	8,966	-
Bareboat charter expense	-	765	1,410	6,505
General and administrative expenses	5,273	2,621	15,666	10,801
Depreciation and amortization	6,904	7,439	26,137	28,031
	-----------------	------------------	----------------	-------------------
Operating Income	7,302	4,509	15,894	14,727

Interest expense, net of interest income	(4,577)	(2,899)	(16,967)	(12,750)
Debt refinancing costs	-	-	(6,524)	-
Other	1,350	(314)	3,799	(1,251)
	-----------------	------------------	----------------	-------------------
Income (loss) before income taxes	4,075	1,296	(3,798)	726
Income tax (provision) benefit	4,822	(249)	6,476	(192)
	-----------------	------------------	----------------	-------------------
Net income before cumulative effect of accounting change	$ 8,897	$ 1,047	$ 2,678	$ 534
Cumulative effect of accounting change	-	-	(7,309)	-
	-----------------	------------------	----------------	-------------------
NET INCOME (LOSS)	$ 8,897	$ 1,047	$ (4,631)	$ 534
	=========	=========	========	==========
EARNINGS PER SHARE:
Basic - before cumulative effect of accounting change	$ 0.45	$ 0.05	$ 0.13	$ 0.03
Cumulative effect of accounting change	-	-	(0.37)	-
	-----------------	------------------	----------------	-------------------
Net income (loss)	$ 0.45	$ 0.05	$ (0.24)	$ 0.03
	=========	=========	========	==========
Diluted - before cumulative effect of accounting change	$ 0.44	$ 0.05	$ 0.13	$ 0.03
Cumulative effect of accounting change	-	-	(0.37)	-
	-----------------	------------------	----------------	-------------------
Net income (loss)	$ 0.44	$ 0.05	$ (0.24)	$ 0.03
	=========	=========	========	==========
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	19,940	19,925	19,938	19,919
	=========	=========	========	==========
Diluted	20,417	20,264	19,938	20,272
	=========	=========	========	==========
Revenue by Region (000's)
North Sea based fleet	$31,694	$25,471	103,190	$ 96,250
Southeast Asia based fleet	4,644	4,850	17,505	17,907
Brazil based fleet	5,086	3,835	18,617	15,743

Rates Per Day Worked
North Sea based fleet	$14,134	$11,101	$ 11,862	$ 11,042
Southeast Asia based fleet	5,453	4,893	5,179	5,075
Brazil based fleet	11,449	13,102	12,137	11,707

Overall Utilization %
North Sea based fleet	83.2%	79.6%	80.9%	78.3%
Southeast Asia based fleet	93.7%	93.4%	82.2%	83.8%
Brazil based fleet	98.0%	80.1%	91.6%	92.8%

Average Owned or Chartered
North Sea based fleet	29.3	31.3	29.4	30.8
Southeast Asia based fleet	10.0	12.0	11.6	12.0
Brazil based fleet	5.0	4.0	4.6	4.0
	-----------------	------------------	----------------	-------------------
Total	44.3	47.3	45.6	46.8
	=========	=========	========	==========